CONRAD C. LYSIAK
Attorney at Law
601 W. First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

July 27, 2005

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE: Uranerz Energy Corporation, formerly
Carleton Ventures Corp.
Form SB-2 Registration Statement
File No. 333-126333

Dear Mr. Schwall:

In response to your letter of comments dated July 18, 2005, please be advised as follows:

Selling Shareholders

1. The table has been expanded to state that all natural persons have the power to vote and dispose of the shares. Also, disclosure has been provided to show who has the power to vote and dispose of shares owned by nonnatural persons.

2. Disclosure has been provided that no selling shareholders are broker/dealers; that two shareholders are affiliated with broker/dealers; that they may be deemed underwriters; and, that each purchased their securities in the ordinary course of business and at the time of the purchase, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

3. Disclosure has been provided that other than as described in Certain Transactions, no selling shareholder has had a material relationship with us or any affiliate of us.

Other Revisions

4. Other revisions to the registration statement relate to bringing the document into to compliance with the Plain English rules.

Mr. H. Roger Schwall, Assistant Director
RE: Uranerz Energy Corporation, formerly
Carleton Ventures Corp.
Form SB-2 Registration Statement
File No. 333-126333
July 27, 2005

5. The Executive Compensation section has been revised to include all officers and directors.

6. Disclosure has been provided that the company changed its name to Uranerz Energy Corporation.

7. A new auditor's consent has been supplied.

Please note that the company's financial statements will be stale after August 12, 2005.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak